UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                          China Digital Wireless, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   169383-10-6
                                 (CUSIP Number)

                                   Tai Caihua
                               429 Guangdong Road
                             Shanghai, China 200001
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 8, 2005
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

CUSIP No. 169383-10-6                 13D                      Page 2 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                                     TAI CAIHUA

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                                                             OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                     PEOPLE'S REPUBLIC OF CHINA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                                                8,639,220 SHARES (1)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                          0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                8,639,220 SHARES

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                          0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           8,639,220 SHARES

________________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
     SEE FOOTNOTE (1) BELOW
                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                     50.76% (2)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                                             IN

________________________________________________________________________________

(1) Excludes the 1,791,743 shares held by Shi Ying, Mr. Tai's wife, and as to which Mr. Tai disclaims beneficial ownership.

(2) The calculation is based on a total of 17,018,692 shares of Common Stock outstanding as of August 10, 2005, as reported by the Issuer in its Form 10-QSB filed with the Securities and Exchange Commission on August 12, 2005.

CUSIP No. 169383-10-6                 13D                      Page 3 of 5 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                                                       SHI YING

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  [ ]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                                                                             OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                     PEOPLE'S REPUBLIC OF CHINA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                                                1,791,743 SHARES (3)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                          0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                1,791,743 SHARES

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                                                          0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                           1,791,743 SHARES

________________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
     SEE FOOTNOTE (3) BELOW
                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                     10.53% (2)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                                                                             IN

________________________________________________________________________________

(3)Excludes the 9,510,021 shares held by Tai Caihua, Ms. Shi's husband, as to which Ms. Shi disclaims beneficial ownership. Also excludes the 275,652 shares held by Huang Wei, Ms. Shi's sister, and as to which Ms. Shi disclaims beneficial ownership.

Item 1.  Security and Issuer

     This Amendment No. 1 to the Statement on Schedule 13D dated June 23, 2004 relates to shares of Common Stock, par value $0.001 per share ("Common Stock"), of China Digital Wireless, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 429 Guangdong Road, Shanghai, China 200001.

     This Amendment No. 1 is filed as a result of a disposition of 870,801 shares of Common Stock by the reporting person and amends and supplements the
Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 7, 2004 as set forth below.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following paragraph at the end of the item:

     On September 8, 2005 Mr. Tai disposed of 870,801 shares of Common Stock by gift.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

     Pursuant to Rule 13d-3(a) of the Securities Exchange Act of 1934, as of September 8, 2005, Mr. Tai may be deemed to be the beneficial owner of 8,639,220 shares of the Issuer's Stock, which constitute approximately 50.76% of the 17,018,692 shares of the Issuer's Stock outstanding at September 8, 2005. Mr. Tai exercises sole voting power and sole dispositive power with respect to all such shares of which he is the beneficial owner.

     As of September 8, 2005, Ms. Shi may be deemed to be the beneficial owner of 1,791,743 shares of the Issuer's Stock, which constitute approximately 10.53% of the 17,018,692 shares of the Issuer's Stock outstanding at September 8, 2005. Ms. Shi exercises sole voting power and sole dispositive power with respect to all such shares of which she is the beneficial owner.

     Except as disclosed herein, neither Mr. Tai nor Ms. Shi has effected any transactions in the Issuer's Stock during the preceding 60 days.











                                Page 4 of 5 Pages

                                    Signature

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2005

                                                            /s/ Tai Caihua
                                                           ---------------------
                                                           Tai Caihua

                                                            /s/ Shi Ying
                                                           ---------------------
                                                           Shi Ying











                               Page 5 of 5 Pages